NO ACT

PE

12-22-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025176

January 23, 2012

Robert W. Reeder
Sullivan & Cromwell LLP
reederr@sullcrom.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-23-12

Re: American International Group, Inc.
Incoming letter dated December 22, 2011

Dear Mr. Reeder:

This is in response to your letter dated December 22, 2011 concerning the shareholder proposal submitted to AIG by Kenneth Steiner. We also have received letters on the proponent's behalf dated December 26, 2011, December 30, 2011, January 1, 2012 and January 4, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 23, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American International Group, Inc.
Incoming letter dated December 22, 2011

The proposal urges the executive pay committee adopt a policy that senior executives retain a significant percentage of stock acquired through equity pay programs until one year following the termination of their employment and to report to shareholders regarding the policy. In addition, the proposal recommends that the committee adopt a percentage of 25% of net after-tax stock and that the policy should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

There appears to be some basis for your view that AIG may exclude the proposal under rule 14a-8(i)(12)(ii). In this regard, we note that proposals dealing with substantially the same subject matter were included in AIG's proxy materials for meetings held in 2010 and 2009 and that the 2010 proposal received less than 6 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if AIG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 4, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
American International Group, Inc. (AIG)
Executives To Retain Significant Stock Topic
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 22, 2011 company request to avoid this established rule 14a-8 proposal topic.

This is in regard to the company focus on the part of Exchange Act Release No. 34-20091 about "raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue."

In response to a similar 2012 rule 14a-8 proposal submitted to AT&T, AT&T notified the Staff that it was adopting the proposal and submitted the attached AT&T Inc. Equity Retention and Hedging Policy as evidence.

It is unlikely that AT&T would notify the Staff that it was adopting a proposal topic, which established rules for management, if there was no shareholder interest in the topic.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Eric Litzky <Eric.Litzky@AIG.com>

[AIG: Rule 14a-8 Proposal, December 2, 2011]
3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that our executive pay committee adopt a percentage of 25% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that at least hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

The Corporate Library, an independent investment research firm, said there was a clear effort by our executive pay committee to maximize potential pay for our CEO and other executives, in some instances regardless of actual performance. In particular, the pay/performance disconnect was clearly demonstrated by the designation of stock awards and salary stock as cash amounts, utilizing substantial numbers of shares to attain this amount, despite the fact that our stock was trading at a fraction of its former value.

Such a practice could potentially lead to windfall gains. All incentive pay for our CEO was dependent on past, short-term performance rather than future long-term performance metrics and simply vested over time

Additionally, The Corporate Library rated our company "D," with "High Governance Risk" and "Very High Concern" in Takeover Defenses.

Please encourage our board to respond positively to this proposal: **Executives To Retain Significant Stock – Yes on 3. ***

[T: Rule 14a-8 Proposal, November 11, 2011]
3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that our executive pay committee adopt a percentage of 25% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

As a minimum this proposal asks for a retention policy going forward, although the preference is for immediate implementation to the fullest extent possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that at least hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, rated our company to "D" with "High Governance Risk," and "Very High Concern" for executive pay. Our Named Executive Officers received from $8 million to $28 million each: Richard Lindner, Wayne Watts, John Stankey, Rafael de la Vega and Randall Stephenson. The Corporate Library said our company's executive pay policies were not sufficiently linked to company performance and were not aligned with shareholder interests.

James Kelly and Reuben Anderson were "Flagged (Problem) Directors" according to The Corporate Library due to their directorships leading up to the bankruptcy of Dana Corporation and Mississippi Chemical Corporation respectively. Nonetheless Mr. Kelly was allowed to serve on our Audit and Nominating Committees. Three-fourths of our Nomination committee had long-tenure which is an independence concern.

Shareholder proposals often obtain significant support at our company. For instance the 2011 shareholder proposal to enable 10% of shareholders to call a special meeting by William Steiner received our 43%-support.

Please encourage our board to respond positively to this proposal: **Executives To Retain Significant Stock – Yes on 3.***

AT&T Inc.
Equity Retention and Hedging Policy

AT&T believes in aligning the long-term interests of officers with those of stockholders. To further that goal and to serve as an example to employees throughout the company, the Human Resources Committee has adopted this Equity Retention and Hedging Policy (the "Policy").

Retention of Awards

Until one year after termination of their employment with AT&T and its affiliates, each Executive Officer shall retain 25% (after taxes and exercise costs) of the shares of common stock acquired by such officer under an incentive, equity, or option award granted to them after January 1, 2012, other than through a deferral plan.

This Policy applies to awards occurring after January 1, 2012, as follows:

- Restricted Stock Units, Restricted Stock and Performance Shares paid in stock — Commitment applies to the net shares issued to the Executive Officer after withholding taxes.
- Stock Options — Commitment applies to net option shares acquired upon exercise of stock options after withholding taxes.

Hedging of AT&T Stock

Our Executive Officers are prohibited from hedging their ownership of AT&T stock, including trading in publicly-traded options, puts, calls, or other derivative instruments related to AT&T stock. This policy against hedging will also apply after termination of employment with respect to stock awards that are required to be retained for one year after termination of employment.

Stock Ownership Guidelines

Officer-level employees of AT&T shall hold a minimum number of AT&T shares as set forth in the table below. Shares may be held directly, through a broker, or in a qualified or nonqualified deferral plan. Qualifying ownership shall include shares held by a spouse; members of the immediate family sharing the same household; or a trust where the employee or family member is a beneficiary.

Level	Ownership Guideline
CEO	6 X Base Salary
Executive Officers	Lesser of 3 X Base Salary or 50,000 Shares
Other Officer-Level Employees	Lesser of 1 X Base Salary or 25,000 Shares
Ownership levels must be achieved within five years from hire, promotion (including designation as an Executive Officer), or company acquisition.	

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 1, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
American International Group, Inc. (AIG)
Executives To Retain Significant Stock Topic
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 22, 2011 company request to avoid this established rule 14a-8 proposal topic.

The key focus of the company seems to be the part of Exchange Act Release No. 34-20091 on "raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue."

The company does not offer any supported opinion that this 2012 proposal will likely obtain less than the 12%-vote obtained by the 2011 rule 14a-8 proposal to "Prohibit Executive Hedging."

The topic of the 2012 proposal seems to be more widely known and supported than the 2011 topic of "Prohibit Executive Hedging."

Plus a version of this 2012 proposal received 33%-support at American Express (AXP) in 2010 according to Institutional Shareholder Services. The 33%-vote is also is verified by the attached American Express Form 8-K.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Eric Litzky <Eric.Litzky@AIG.com>

8-K 1 form8k.htm AMERICAN EXPRESS COMPANY 8-K 4-22-2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 22, 2010

AMERICAN EXPRESS COMPANY

(Exact name of registrant as specified in its charter)

New York	**1-7657**	**13-4922250**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

200 Vesey Street, World Financial Center New York, New York	**10285**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 640-2000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)) that the Company had received, there were more nominees than the number of Directors to be elected, and therefore, plurality voting governed the election of directors.

The shareholders elected all 12 of the Company's nominees for director. Mr. Peter W. Lindner, a shareholder who nominated himself under the Company's By-Laws as a candidate for director at the 2010 Annual Meeting, was not elected as a director of the Company.

All 12 of the Company's nominees for director received over a majority of votes cast.

2. Votes regarding ratification of appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2010 were as follows:

VOTES FOR	VOTES AGAINST	ABSTENTIONS	BROKER NON-VOTES
1,022,449,859	1,745,989	1,229,713	—

3. Votes regarding advisory (non-binding) vote approving executive compensation were as follows:

VOTES FOR	VOTES AGAINST	ABSTENTIONS	BROKER NON-VOTES
631,863,969	378,402,119	15,159,473	—

4. Votes on a shareholder proposal relating to cumulative voting for Directors were as follows:

VOTES FOR	VOTES AGAINST	ABSTENTIONS	BROKER NON-VOTES
220,933,666	698,197,436	3,117,296	103,177,163

5. Votes on a shareholder proposal relating to the calling of special shareholder meetings were as follows:

VOTES FOR	VOTES AGAINST	ABSTENTIONS	BROKER NON-VOTES
403,914,675	513,067,334	5,266,389	103,177,163

6. Votes on a shareholder proposal relating to share retention requirements for executives were as follows:

VOTES FOR	VOTES AGAINST	ABSTENTIONS	BROKER NON-VOTES
304,302,330	610,280,259	7,665,809	103,177,163

7. Votes on a shareholder proposal introduced from the floor by Mr. Peter Lindner relating to the American Express Code of Conduct were as follows:

VOTES FOR	VOTES AGAINST	ABSTENTIONS	BROKER NON-VOTES
56,652	922,191,716	30	103,177,163

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

December 30, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
American International Group, Inc. (AIG)
Executives To Retain Significant Stock Topic
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 22, 2011 company request to avoid this established rule 14a-8 proposal topic.

The company failed to address the reason that the highest vote for any of the three 2010 shareholder proposals was less than 2%. The company also failed to address the reason that the single 2011 shareholder proposal fared dramatically better with a 12%-vote.

The is to request that the company be required to resubmit its no action request so that each page is reproduced as clearly as it was submitted. It is important that there be a level field.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Eric Litzky <Eric.Litzky@AIG.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

December 26, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
American International Group, Inc. (AIG)
Executives To Retain Significant Stock Topic
Kenneth Steiner

Ladies and Gentlemen:

This responds to the December 22, 2011 company request to avoid this established rule 14a-8 proposal topic.

The company claims that for senior executives to retain 25% of stock acquired through equity pay programs is a minor change from senior executives to retain 75% of stock acquired.

The is to request that the company be required to resubmit its no action request so that each page is reproduced as clearly as it was submitted. It is important that there be a level field.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Eric Litzky <Eric.Litzky@AIG.com>

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

December 22, 2011

Via E-mail: shareholderproposals@sec.gov

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
100 F Street, N.E.,
Washington, D.C. 20549.

Re: American International Group, Inc. — Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client American International Group, Inc. (the "Company"), we hereby submit this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal, dated December 2, 2011 (the "Proposal"), submitted for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2012 Annual Meeting of Shareholders by John Chevedden, who purports to act as a proxy and/or designee for a nominal proponent, Kenneth Steiner (the "Proponent"), in connection with the Proposal. The Proposal, the accompanying supporting statement (the "Supporting Statement") and all other correspondence with the Proponent are attached to this letter as Annex A.

We believe that the Proposal and Supporting Statement may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(12)(ii) because (i) the Proposal deals with substantially the same subject matter as proposals submitted to shareholders at the Company's 2009 and 2010 Annual Meetings of Shareholders (the "2009 Proposal" and the "2010 Proposal", respectively, and collectively, the "Prior Proposals") and (ii) the 2010 Proposal failed to receive the required minimum percentage of the vote in the last submission to shareholders to permit resubmission.

In accordance with Rule 14a-8(j) under the Exchange Act, we hereby give notice, on behalf of the Company, of the Company's intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully request that the staff of the Division of Corporation Finance (the ―Staff") of the Securities and Exchange Commission (the ―Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes our statement of the reasons why we deem this omission to be proper. We have submitted this letter, including the Annexes, to the Commission via e-mail to shareholderproposals@sec.gov.

The Proposal

The Proposal, titled ―Executives to Retain Significant Stock", reads as follows:

> RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.
>
> Shareholders recommend that our executive pay committee adopt a percentage of 25% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Background

The 2009 Proposal, titled ―Executive Compensation Retention upon Termination of Employment", reads as follows:

> RESOLVED, that shareholders of American International Group (―AIG") urge the Compensation and Management Resources Committee of the Board of Directors (the ―Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their

> employment (through retirement or otherwise), and to report to shareholders regarding the policy before AIG's 2010 annual meeting of shareholders. The shareholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

The 2009 Proposal and the accompanying supporting statement to the 2009 Proposal are attached to this letter as Annex B.

The 2010 Proposal, titled –Executive Compensation Retention upon Termination of Employment", reads as follows:

> RESOLVED: The stockholders of American International Group, Inc. (–AIG" or the –Company") urge the Board of Directors (the –Board") to adopt a policy requiring all senior executives to retain 75% of all equity-based compensation, including restricted stock units, –Stock Salary" and phantom stock for at least two years following their departure from the Company, through retirement or otherwise. The policy should prohibit hedging transactions that are not sales but offset the risk of loss to the executive. This policy will not apply to existing contracts but should cover new contracts and extensions or replacements of existing contracts.

The 2010 Proposal and the accompanying supporting statement to the 2010 Proposal are attached to this letter as Annex C.

Grounds for Omission

The Proposal may be omitted from the Proxy Materials because (i) it deals with substantially the same subject matter as the Prior Proposals and (ii) the 2010 Proposal failed to receive the required minimum percentage of the vote in the last submission to shareholders to permit resubmission (Rule 14a-8(i)(12)(ii))

Rule 14a-8(i)(12)(ii) permits the exclusion of a shareholder proposal dealing with –substantially the same subject matter" as prior proposals that –have been previously included in the company's proxy materials within the preceding 5 calendar years" if the proposal received within the last 3 calendar years –[l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years".

A. The Proposal deals with substantially the same subject matter (retention of equity-based compensation by senior executives following separation from the Company) as the Prior Proposals.

-Substantially the same subject matter", as used in Rule 14a-8(i)(12), does not require that the proposals be identical. Rather, the language represents -a clean break from the strict interpretive position" of the prior rule, which permitted exclusion only if the proposals were -substantially the same". *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 34-20091, [1983-1984 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,417, at 86,205–86,206 (Aug. 16, 1983) (the -*Adopting Release*"). The adoption of the -substantially the same subject matter" language demonstrated the Commission's intent to prevent proposals from being resubmitted to shareholders that were -simply recasting the form of the proposal, expanding its coverage, or by otherwise changing its language in a manner that precludes one from saying that the proposal is identical to a prior proposal". *Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 34-19135, [1982 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,262, at 85,356 (Oct. 14, 1982). The Commission also acknowledged the need for a broad Rule 14a-8(i)(12) to -counter the abuse . . . by certain proponents who make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue". *Adopting Release*, at 86,205. This is precisely the case here, as the Company's shareholders have repeatedly and resoundingly voted down nearly identical proposals seeking the adoption of policies related to the retention of equity-based compensation by senior executives for a period of time following their departure from the Company.

The Commission has indicated that decisions to omit a shareholder proposal on the basis of Rule 14a-8(i)(12) will be driven by -the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns". *Id.* at 86,206. In turn, the Staff, in evaluating no-action requests, has consistently focused on the substantive concerns of a proposal when permitting exclusion, such as where the proposal shares similar social or policy concerns with a previously submitted proposal, even if the subsequent proposal recommends a different course of action, if alternative language is used or where the later proposal is seemingly less restrictive than prior proposals. For example, in *Bank of America Corp.*, SEC No-Action Letter, 2006 SEC No-Act. LEXIS 197 (Feb. 14, 2006) (-*Bank of America*"), a proposal recommending that the board of directors nominate at least 50% more director nominees than there are open board seats was properly excluded because the proposal involved substantially the same subject matter as a prior proposal recommending that the board nominate 100% more director nominees than there were open board seats. It appears that the percentage of director nominees was irrelevant to the analysis. Rather, the proposals addressed the same substantive concern – – giving shareholders a greater hand in director elections beyond the withholding of votes. Similar to the relationship between the Proposal and the Prior Proposals, the proposals in *Bank of America* were identical in substance, form and implementation, and the only variation was recasting the subsequent proposal to alter quantitative targets to make it less burdensome.

Likewise, in *The Coca-Cola Co.*, SEC No-Action Letter, 2003 WL 122320 (Jan 6. 2003) ("*Coca-Cola*"), the Staff permitted exclusion of a proposal requesting that the board of directors report to shareholders on its efforts to adopt a recycling strategy because it dealt with substantially the same subject matter and substantive concern as two prior proposals that each sought similar reports. The only difference between the proposals was the quantitative goal for the company's beverage container recovery rate, as the excluded proposal sought an unspecified rate while the prior proposals each specified an 80% target rate. Just as in *Bank of America*, the Staff granted no-action relief because the proposals all related to the same subject matter – – a recycling program.

The Staff's focus on the substance of the proposals is evident in a number of letters addressing paragraph (i)(12). Notably, in *General Electric Co.*, SEC No-Action Letter, 1999 WL 44508 (Jan. 29, 1999) ("*General Electric*"), the Staff permitted exclusion of a proposal requesting a report on the feasibility of the company's withdrawal from the promotion and production of new nuclear power reactors and decommissioning current reactors because it dealt with substantially the same subject matter as a prior proposal requesting that management assist in closing nuclear reactors and halting development of future reactors. In *General Electric*, the Staff took particular note of the fact that the proposals, together with their supporting statements, "focus on decommissioning reactors and halting [the company's] promotion of nuclear power". In a similar vein, the Staff in *Medtronic, Inc.*, SEC No-Action Letter, 2005 WL 1412527 (June 2, 2005) and *Bank of America Corp.*, SEC No-Action Letter, 2005 WL 544209 (Feb. 25, 2005) permitted exclusion of proposals requesting that each company publicly disclose all political and charitable contributions because they dealt with substantially the same subject matter and substantive concerns as prior proposals requesting each company to cease making charitable contributions. The Staff permitted exclusion though the proposals involved different actions, as the later proposals requested disclosure as opposed to the outright ceasing of contributions. The Staff has consistently followed the approach reflected in these letters. *See, e.g.*, *Abbott Laboratories*, SEC No-Action Letter, 2010 WL 4922503 (Jan. 27, 2010) (proposal that the company include information on the use of chimpanzees for invasive research was excludable because it dealt with substantially the same subject matter as previous proposals to commit to replace animal testing with non-animal testing); *The Dow Chemical Co.*, SEC No-Action Letter, 2009

WL 829063 (Mar. 5, 2009) (proposal that the company report on expenditures relating to health and environmental consequences of a particular product was excludable because it dealt with substantially the same subject matter as previous proposals requesting a report on the extent to which company products may cause or exacerbate asthma); *Bristol-Meyers Squibb Co.*, SEC No-Action Letter, 1996 WL 49008 (Feb. 6, 1996) (proposal recommending board of directors form a committee to formulate a plan to inform women of potential abortifacient action of company products was properly excluded as it involved substantially the same subject matter and substantive concerns as a request that the company refrain from giving charitable contributions to organizations that perform abortions).

Based on the foregoing, the Proposal to the Company clearly deals with substantially the same subject matter as the Prior Proposals. The subject matter, which is apparent by reference to the similar titles, text and supporting statements of each proposal, is the retention by senior executives of a specified percentage of equity-based compensation for a designated period of time following separation from the Company. The substantive concern is also the same. As indicated by the text of the proposals and the accompanying supporting statements, the motive of the Proposal and Prior Proposals is to provide an incentive for senior executives to focus on the Company's long-term success and better align their interests with those of shareholders by holding equity awards post-separation.

B. The 2010 Proposal did not receive 6% or more of the vote as required by Rule 14a-8(i)(12)(ii).

The 2010 Proposal, which was the most recent submission of the proposal to shareholders, did not obtain 6% or more of the vote in accordance with Rule 14a-8(i)(12)(ii). According to Section F.4 of SEC Staff Legal Bulletin No. 14 (CF), 6 Fed. Sec. L. Rep. (CCH) ¶ 60,014, at 50,186 (July 13, 2001), only votes for and against a proposal are included in the calculation of the shareholder vote. Abstentions and broker non-votes are not included in the calculation. *Id.*

At the Company's 2010 Annual Meeting of Shareholders, the 2010 Proposal received 6,117,562 votes in favor and 561,550,340 votes against. Votes -for" the 2010 Proposal constituted approximately 1% of the votes cast. This vote fell well short of the 6% required for resubmission of a proposal dealing with substantially the same subject matter under Rule 14a-8(i)(12)(ii).

Conclusion

On behalf of the Company, we hereby respectfully request that the Staff indicate that it will not recommend enforcement action to the Commission if the Proposal and Supporting Statement are excluded from the Proxy Materials pursuant to Rule 14a-8(i)(12)(ii).

In accordance with Rule 14a-8(j), we, on the Company's behalf, are contemporaneously notifying the Proponent, by copy of this letter, including Annexes A, B and C, of the Company's intention to omit the Proposal and Supporting Statement from its Proxy Materials.

If you have any questions regarding this request, or need any additional information, please telephone Robert W. Reeder at (212) 558-3775.

Very truly yours,

Robert W. Reeder

(Enclosures)

cc: Thomas A. Russo
Eric N. Litzky
Kathleen E. Shannon
Jeffrey A. Welikson
(American International Group, Inc.)

John Chevedden
Kenneth Steiner

ANNEX A

(Please see the attached.)

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 02, 2011 11:14 AM
To: Welikson, Jeffrey
Cc: Litzky, Eric
Subject: Rule 14a-8 Proposal (AIG)

Mr. Welikson,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Robert Steve Miller
Chairman of the Board
American International Group, Inc. (AIG)
180 Maiden Ln
New York NY 10038
Phone: 212 770-7000

Dear Mr. Miller,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
(PH: *** FISMA & OMB Memorandum M-07-16 *** it:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to * FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

11-9-2011
Date

cc: Jeffrey A. Welikson
Corporate Secretary
Eric Litzky <Eric.Litzky@AIG.com>
FX: 212-785-1584

[AIG: Rule 14a-8 Proposal, December 2, 2011]
3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that our executive pay committee adopt a percentage of 25% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that at least hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

The Corporate Library, an independent investment research firm, said there was a clear effort by our executive pay committee to maximize potential pay for our CEO and other executives, in some instances regardless of actual performance. In particular, the pay/performance disconnect was clearly demonstrated by the designation of stock awards and salary stock as cash amounts, utilizing substantial numbers of shares to attain this amount, despite the fact that our stock was trading at a fraction of its former value.

Such a practice could potentially lead to windfall gains. All incentive pay for our CEO was dependent on past, short-term performance rather than future long-term performance metrics and simply vested over time

Additionally, The Corporate Library rated our company "D," with "High Governance Risk" and "Very High Concern" in Takeover Defenses.

Please encourage our board to respond positively to this proposal: **Executives To Retain Significant Stock – Yes on 3. ***

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

From: Litzky, Eric
Sen cember 09, 2011 1:35 PM
*** FISMA**To:** ım M-07-16 ***
Cc: Welikson, Jeffrey
Subject: Rule 14a-8 Proposal (AIG)

Mr. Chevedden,

Please see the attached letter that is also being sent to you by certified mail, return receipt requested.

Eric Litzky

Eric N. Litzky
Vice President - Corporate Governance and
Special Counsel and Secretary
to the Board of Directors
American International Group, Inc.

AMERICAN INTERNATIONAL GROUP, INC.
80 PINE STREET
NEW YORK, NEW YORK 10005

Eric N. Litzky
Vice President – Corporate Governance
and Special Counsel and Secretary
to the Board of Directors

Telephone: (212) 770-6918
Facsimile: (212) 672-7516
Email: eric.litzky@aig.com

December 9, 2011

Via E-Mail to *** FISMA & OMB Memorandum M-07-16 ***
Via Certified Mail, Return Receipt Requested

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: American International Group, Inc.

Dear Mr. Chevedden:

This letter is being sent to you, as proxy and/or designee to Kenneth Steiner (the "Proponent"), by American International Group, Inc. (the "Company") in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, pursuant to which the Company must notify you of any procedural or eligibility deficiencies in the Proponent's shareholder proposal, dated December 2, 2011 and received by the Company on December 2, 2011 (the "Proposal"), as well as of the time frame for your response to this letter.

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of any shares of common stock. You did not submit to the Company any proof of ownership contemplated by Rule 14a-8(b)(2).

For this reason, the Company believes that the Proposal may be excluded from our proxy statement for our upcoming 2012 annual meeting of shareholders unless this deficiency is cured within 14 days of your receipt of this letter.

To remedy this deficiency, you must provide sufficient proof of the Proponent's ownership of the requisite number of shares of the Company's common stock as of December 2, 2011, the date the Proposal was submitted to the Company. Pursuant to Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of shares for at least one year; or

- if the Proponent has filed with the Securities and Exchange Commission (the "SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in its ownership level and a written statement that it has continuously held the requisite number of shares for the one-year period.

In SEC Staff Legal Bulletin No. 14F ("SLB 14F"), dated October 18, 2011, the SEC's Division of Corporation Finance has provided guidance on the definition of "record" holder for purposes of Rule 14a-8(b). SLB 14F, a copy of which is attached for your reference, provides that for securities held through The Depository Trust Company ("DTC"), only DTC participants should be viewed as "record" holders. If the Proponent holds its shares through a bank, broker or other securities intermediary that is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which the bank, broker or other securities intermediary holds the shares. As indicated in SLB 14F, this may require you to provide two proof of ownership statements – one from the Proponent's bank, broker or other securities intermediary confirming the Proponent's ownership, and the other from the DTC participant confirming the bank's, broker's or other securities intermediary's ownership. The Company urges you to review SLB 14F carefully before submitting the proof of ownership to ensure it is compliant.

Under Rule 14a-8(f), the Company is required to inform you that if you would like to respond to this letter or remedy the deficiency described above, your response must be postmarked, or transmitted electronically, no later than 14 days from the date that you first received this letter.

If you have any questions with respect to the foregoing, please contact me at (212) 770-6918. You may address any response to me at the address on the letterhead of this letter, by email at eric.litzky@aig.com or by facsimile at (212) 672-7516.

Very truly yours,

Eric N. Litzky

Attachment

cc: Jeffrey A. Welikson
(American International Group, Inc.)

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank);" verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent:
To: Litzky, Eric
Subject: Rule 14a-8 Proposal (AIG) tdt

Mr. Litzky, Attached is the letter requested. Please let me know whether there is any question.

Sincerely,

John Chevedden

cc: Kenneth Steiner

TD Ameritrade

Post-it® Fax Note	7671	Date 12-12-11	# of pages ▶
To Eric Litzky		From John Chevedden	
Co./Dept.		Co.	
Phone #		Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-672-7516		Fax #	

December 12, 2011

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 500 shares each of:

Allstate Corporation (ALL)
Bank of America Corporation (BAC)
JP Morgan Chase & Co. (JPM)
American International Group, Inc. (AIG)
Comcast Corporation (CMCSA)
Liz Claiborne, Inc. (LIZ)

in the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in *** FISMA & OMB Memorandum M-07-16 *** since November 03, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Dan Siffring
Research Specialist
TD Ameritrade

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ANNEX B

(Please see the attached.)

AIG

AMERICAN INTERNATIONAL GROUP, INC.
70 Pine Street, New York, N.Y. 10270

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD JUNE 30, 2009

June 5, 2009

To the Shareholders of
AMERICAN INTERNATIONAL GROUP, INC.:

The Annual Meeting of Shareholders of AMERICAN INTERNATIONAL GROUP, INC. (AIG) will be held at the offices of AIG at 72 Wall Street, Eighth Floor, New York, New York, on June 30, 2009, at 10:00 a.m., for the following purposes:

1. To elect the eleven nominees specified under "Election of Directors" as directors of AIG to hold office until the next annual election and until their successors are duly elected and qualified;
2. To vote upon a non-binding shareholder resolution to approve executive compensation;
3. To act upon a proposal to amend AIG's Restated Certificate of Incorporation to increase the authorized shares of common stock from 5,000,000,000 shares to 9,225,000,000 shares;
4. To act upon a proposal to amend AIG's Restated Certificate of Incorporation to effect a reverse stock split of AIG's outstanding common stock at a ratio of one-for-twenty;
5. To act upon a proposal to amend AIG's Restated Certificate of Incorporation to increase the authorized shares of preferred stock from 6,000,000 shares to 100,000,000 shares;
6. To act upon a proposal to amend AIG's Restated Certificate of Incorporation to (i) permit AIG's Board of Directors to issue series of preferred stock that are not of equal rank and (ii) cause the Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, the Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock and any other series of preferred stock subsequently issued to the United States Department of the Treasury to rank senior to all other series of preferred stock;
7. To act upon a proposal to amend AIG's Restated Certificate of Incorporation to eliminate any restriction on the pledging of all or substantially all of the property or assets of AIG;
8. To act upon a proposal to ratify the selection of PricewaterhouseCoopers LLP as AIG's independent registered public accounting firm for 2009;
9. To act upon a shareholder proposal relating to executive compensation retention upon termination of employment;
10. To act upon a shareholder proposal relating to special meetings of shareholders;
11. To act upon a shareholder proposal relating to reincorporation of AIG in North Dakota; and
12. To transact any other business that may properly come before the meeting.

Shareholders of record at the close of business on May 22, 2009 will be entitled to vote at the meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on June 30, 2009. The Proxy Statement, Annual Report to Shareholders and other Soliciting Material are available in the Investor Information section of AIG's corporate website at *www.aigcorporate.com.*

By Order of the Board of Directors
KATHLEEN E. SHANNON
Secretary

If you plan on attending the meeting, please remember to bring photo identification with you. In addition, if you hold shares in "street name" and would like to attend the meeting, you should bring an account statement or other acceptable evidence of ownership of AIG common stock as of the close of business on May 22, 2009. If you cannot be present at the meeting, please sign the enclosed proxy card or voting instruction card and return it at once in the accompanying postage prepaid envelope or vote your shares by telephone or through the Internet.

SHAREHOLDER PROPOSALS

Some of the statements in the following proposals contain assertions about AIG and its directors that AIG believes are incorrect. AIG has decided not to refute these inaccuracies. Rather, AIG's Board of Directors has recommended a vote against the proposals for broader policy reasons as set forth following each of the proposals.

SHAREHOLDER PROPOSAL—EXECUTIVE COMPENSATION RETENTION UPON TERMINATION OF EMPLOYMENT

AFSCME Employees Pension Plan, 1625 L Street, N.W., Washington, D.C. 20036, which states that it beneficially owns 17,756 shares of AIG Common Stock, has notified AIG in writing that it intends to submit the following proposal and related supporting statement at the Annual Meeting. Co-filers of the proposals are AFL-CIO Reserve Fund, 815 Sixteenth Street, N.W., Washington, D.C. 20006, which states that it beneficially owns 1,600 shares of AIG Common Stock, and Connecticut Retirement Plans and Trust Funds, 55 Elm Street Hartford, Connecticut 06106-1773, which states that it holds 1,270,975 shares of AIG Common Stock.

RESOLVED, that shareholders of American International Group ("AIG") urge the Compensation and Management Resources Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before AIG's 2010 annual meeting of shareholders. The shareholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

Supporting Statement

Equity-based compensation is an important component of senior executive compensation at AIG. According to the AIG 2008 proxy statement, three of the four components of the objectives and design of its compensation framework are to: align the long-term economic interests of key employees with those of shareholders by ensuring that a substantial component of each key employee's compensation and net worth is represented by AIG Common Stock; foster an owner/management culture; and emphasize "at risk" elements of compensation.

We believe there is a link between shareholder wealth and executive wealth that correlates to direct stock ownership by executives. According to an analysis conducted by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance. (Alix Stuart, "Skin in the Game," CFO Magazine (March 1, 2008))

Requiring senior executives to hold a significant portion of shares obtained through compensation plans after the termination of employment would focus them on AIG's long-term success and would better align their interests with those of AIG shareholders. In the context of the current financial crisis, we believe it is imperative that companies reshape their compensation policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation. A 2002 report by a commission of The Conference Board endorsed the idea of a holding requirement, stating that the long-term focus promoted thereby "may help prevent companies from artificially propping up stock prices over the short-term to cash out options and making other potentially negative short-term decisions."

AIG has a minimum stock ownership guideline requiring executives to own a number of shares of AIG stock as a multiple of salary. We believe this policy does not go far enough to ensure that equity compensation builds executive ownership. We also view a retention requirement approach as superior to a stock ownership guideline because a guideline loses effectiveness once it has been satisfied.

We urge shareholders to vote for this proposal.

AIG STATEMENT IN OPPOSITION

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE SHAREHOLDER PROPOSAL.

The Board has considered this shareholder proposal and believes that it is not in the best interest of AIG and its shareholders.

There are now significant and unprecedented limits on the structure and form of compensation AIG may pay its senior executives and other highly paid employees as a result of the new American Recovery and Reinvestment Act and as a result of contractual requirements imposed by the Department of the Treasury. For AIG's most senior and highly paid employees, these limits include a prohibition on bonuses and stock options, a cap on traditional equity compensation and a minimum vesting requirement on the traditional equity that can be granted. (For more detail about these limits, see "Compensation Discussion and Analysis.")

The Board believes that it is in the best interests of AIG to keep its remaining flexibility in the efficient and tangible use of equity compensation to, among other things, help AIG to execute its plan to repay the American taxpayers. At a time when AIG's liquidity resources are subject to a number of competing demands, the Board believes that this flexibility should include the ability, where otherwise permitted by applicable limitations, to allow employees to realize value sooner than the policy advocated by this Proposal would require. Payment in AIG Common Stock is a valuable tool because it conserves cash as compared to a traditional compensation program.

The Board agrees that it is important to align the interests of AIG senior management with shareholders. However, holding periods are only one way to achieve this alignment and are not appropriate for AIG at this time. Many of AIG's current goals are near-term in nature and will be critical to determining AIG's success. In this context, the Board believes that the use of performance goals is a more appropriate way to align senior management with shareholders. The Board's ability to implement such performance goals will be subject to the statutory and contractual limits described. The Board does not believe that the imposition of additional limits would be beneficial, particularly those that do not take into account AIG's specific circumstances.

Approval of this shareholder proposal requires approval by a majority of the voting power of the outstanding shares of AIG Common Stock and AIG Series C Preferred Stock, voting as a single class. Failure to vote or to instruct your broker to vote or an abstention will have the same effect as a vote against the Proposal.

Your Board of Directors unanimously recommends a vote **AGAINST** the shareholder proposal.

SHAREHOLDER PROPOSAL—SPECIAL MEETINGS OF SHAREHOLDERS

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** who states that he beneficially owns 1,550 shares of AIG Common Stock, has notified AIG in writing that he intends to submit the following proposal and related supporting statement at the Annual Meeting. Mr. Steiner also authorized John Chevedden and/or his designee to act on his behalf regarding this shareholder proposal.

10—Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Supporting Statement

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies (based on 2008 yes and no votes):

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

ANNEX C

(Please see the attached.)

AMERICAN INTERNATIONAL GROUP, INC.
70 Pine Street, New York, N.Y. 10270

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 12, 2010

April 12, 2010

To the Shareholders of
AMERICAN INTERNATIONAL GROUP, INC.:

The Annual Meeting of Shareholders of AMERICAN INTERNATIONAL GROUP, INC. (AIG) will be held at 180 Maiden Lane, 3rd Floor, New York, New York, on May 12, 2010, at 10:00 a.m., for the following purposes:

1. To elect the eleven nominees specified under "Election of Directors" as directors of AIG to hold office until the next annual election and until their successors are duly elected and qualified;
2. To elect the two nominees specified under "Election of Series E and Series F Directors" as directors of AIG;
3. To vote upon a non-binding shareholder resolution to approve executive compensation;
4. To act upon a proposal to approve the American International Group, Inc. 2010 Stock Incentive Plan;
5. To act upon a proposal to ratify the selection of PricewaterhouseCoopers LLP as AIG's independent registered public accounting firm for 2010;
6. To act upon a shareholder proposal relating to cumulative voting;
7. To act upon a shareholder proposal relating to executive compensation retention upon termination of employment;
8. To act upon a shareholder proposal relating to a shareholder advisory resolution to ratify AIG's political spending program; and
9. To transact any other business that may properly come before the meeting.

Shareholders of record at the close of business on March 19, 2010 will be entitled to vote at the meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on May 12, 2010. The Proxy Statement, Annual Report to Shareholders and other Soliciting Material are available in the Investor Information section of AIG's corporate website at *www.aigcorporate.com.*

By Order of the Board of Directors
KATHLEEN E. SHANNON
Secretary

If you plan on attending the meeting, please remember to bring photo identification with you. In addition, if you hold shares in "street name" and would like to attend the meeting, you should bring an account statement or other acceptable evidence of ownership of AIG Common Stock as of the close of business on March 19, 2010. If you cannot be present at the meeting, please sign the enclosed proxy card or voting instruction card and return it at once in the accompanying postage prepaid envelope or vote your shares by telephone or through the Internet.

AIG STATEMENT IN OPPOSITION

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE SHAREHOLDER PROPOSAL.

Your Board of Directors opposes this proposal. Your Board of Directors believes that cumulative voting is not in the best interest of AIG and its shareholders. Directors should be elected by a majority of the shareholders, and cumulative voting allows a minority (often a discontented shareholder or group) to elect one or more particular directors who would serve the minority's narrow interest. Such a director elected by a minority could face a conflict between the fiduciary duty owed to all shareholders as a whole and the allegiance the director will feel to the special interest group that elected him or her. Cumulative voting also allows minority shareholders a voice in director elections that is disproportionate to their economic investment in a company.

Approval of this shareholder proposal requires approval by a majority of the voting power of the outstanding shares of AIG Common Stock and AIG Series C Preferred Stock, voting together as a single class. Failure to vote or to instruct your broker to vote or an abstention will have the same effect as a vote against the shareholder proposal.

Your Board of Directors unanimously recommends a vote **AGAINST** the shareholder proposal.

SHAREHOLDER PROPOSAL—EXECUTIVE COMPENSATION RETENTION UPON TERMINATION OF EMPLOYMENT

American Federation of Labor and Congress of Industrial Organizations Reserve Fund, Washington, D.C., which states that it beneficially owns 102 shares of AIG Common Stock, has notified AIG in writing that it intends to submit the following proposal and related supporting statement at the Annual Meeting. Co-filer of the proposal is the Connecticut Retirement Plans and Trust Funds, which states that it beneficially owns 29,058 shares of AIG Common Stock.

RESOLVED: The stockholders of American International Group, Inc. ("AIG" or the "Company") urge the Board of Directors (the "Board") to adopt a policy requiring all senior executives to retain 75% of all equity-based compensation, including restricted stock units, "Stock Salary" and phantom stock for at least two years following their departure from the Company, through retirement or otherwise. The policy should prohibit hedging transactions that are not sales but offset the risk of loss to the executive. This policy will not apply to existing contracts but should cover new contracts and extensions or replacements of existing contracts.

Supporting Statement

WHEREAS: Equity-based compensation is an important component of senior executive compensation at AIG. Our Company is among the financial institutions that received extraordinary financial assistance under the U.S. Treasury Department's Troubled Asset Relief Program ("TARP").

We recognize that the October 22, 2009 determination by the Treasury Department's Special Master for TARP Executive Compensation for senior executives requires that the majority of salary should be "in the form of stock units only redeemable in equal, one-third installments beginning on the second anniversary of the date on which it is earned." However, we believe that requiring senior executives to hold a significant portion of the shares received through compensation plans after they depart from the Company forces them to focus on the Company's long-term success and better aligns their interests with that of shareholders. The absence of such a requirement can allow senior executives to walk away without facing the consequences of actions aimed at generating short-term financial results.

We believe that the current financial crisis—in which AIG had a central role—has made it imperative for companies to reshape compensation policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

The Aspen Principles, endorsed by the largest business groups including The Business Roundtable and the U.S. Chamber of Commerce, as well as the Council of Institutional Investors and the AFL-CIO, urge that "senior executives hold a significant portion of their equity-based compensation for a period beyond their tenure." (The Aspen Institute, Long-Term Value Creation: Guiding Principles for Corporations and Investors, July 2007.)

A report by a commission of The Conference Board endorsed the idea of equity holding requirements for executives, stating that the long-term focus promoted thereby "may help prevent companies from artificially propping up stock prices over the short-term to cash out options and making other potentially negative short-term decisions." (The Conference Board Commission on Public Trust and Private Enterprise, September 2002.)

We believe that senior executives should be required to hold equity awards for at least two years after their departure to ensure that they share in both the upside and downside risk of their actions while at the Company.

We urge you to vote FOR this proposal.

AIG STATEMENT IN OPPOSITION

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE SHAREHOLDER PROPOSAL.

The Board has considered this proposal and believes that it is not in the best interest of AIG and its shareholders.

AIG has announced a number of voluntary limits on the compensation of senior management and is subject to a number of statutory and contractual limits with the United States Department of the Treasury and the Federal Reserve Bank of New York. (For more information on these restrictions, see "Compensation Discussion and Analysis.") In particular, because AIG received exceptional financial assistance under TARP, as part of the Program for Systemically Significant Failing Institutions, most aspects of compensation for AIG's senior executives are determined by the Special Master for TARP Executive Compensation. In addition to dealing with the Special Master, AIG also engaged in regular consultations throughout the year with various stakeholders, including the Federal Reserve Bank of New York and the Department of the Treasury, regarding compensation matters.

The Special Master determined the 2009 pay for a group of AIG's most senior executives that consisted of Mr. Benmosche, the named executives from AIG's 2009 Proxy Statement and the next 20 most highly compensated employees, based on 2008 compensation. The Special Master also reviewed the compensation structure for the remainder of AIG's 100 most highly compensated employees and other executive officers.

Within these constraints, the Board believes that it is in the best interest of AIG to retain its remaining compensation tools to allow AIG to execute its plan to repay the United States Government. Many of AIG's current goals are near-term in nature and will be critical to determining AIG's success. In this context, the Board believes that the use of performance goals is a more appropriate way to align senior management with shareholders. The Board's ability to implement such performance goals will be subject to the statutory and contractual limits described. The Board does not believe that the imposition of additional limits would be beneficial, particularly those that do not take into account AIG's specific circumstances.

Approval of this shareholder proposal requires approval by a majority of the voting power of the outstanding shares of AIG Common Stock and AIG Series C Preferred Stock, voting together as a single class. Failure to vote or to instruct your broker to vote or an abstention will have the same effect as a vote against the shareholder proposal.

Your Board of Directors unanimously recommends a vote **AGAINST** the shareholder proposal.